

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Ariel Emanuel
Chief Executive Officer
Endeavor Group Holdings, Inc.
9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210

Re: Endeavor Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submited February 16, 2021
CIK No. 0001766363

Dear Mr. Emanuel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submited February 16, 2021

Prospectus Summary, page 1

1. As part of your offering, we note that you are buying 49% of UFC, that you are engaging in a Up-C transaction and that you are engaging in a simultaneous private placement. Please revise your prospectus summary to quantify and describe any payments, compensation, equity or other value that your principal stockholders, directors or executive officers received or will receive in connection with this offering and in the transactions in connection with this offering.

2. In the portion of the table on page 2 labelled "Global Presence," please add percentages for revenue from and assets located in each of these areas.

3. You state that your business has delivered strong financial performance prior to the impact of COVID-19. However, we note from page F-7 that you incurred losses from continuing operations before income taxes and equity earnings (losses) of affiliates for each of the years in the two year period ending December 31, 2018. Please revise or advise, as appropriate, and balance the summary by adding a discussion of the financial challenges you face, such as your history of net losses and your long-term debt.

UFC Buyout, page 10

4. In connection with your reference to the Transaction Agreement on page 11 you state: "The Transaction Agreement has been filed solely to provide investors and security holders with information relating to its terms. It is not intended to be a source of financial, business or operational information about us, UFC Parent or our subsidiaries. The representations, warranties and covenants contained in the Transaction Agreement are made only for the purposes of the Transaction Agreement and are made as of specific dates and are solely for the benefit of the parties to the Transaction Agreement." Please revise to remove any potential implication that the referenced agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws on which investors are entitled to rely and for you which your are responsible.

Redemption rights , page 23

5. In connection with their redemption rights, here or in appropriate place in your prospectus, please identify the members of the Endeavor Operating Company, holders of the Endeavor Profits Units, and the members of Endeavor Manager.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 107

6. Please revise this section to analyze and explain the downward trend (net losses) in your results for fiscal year ended 2019 and the nine months ended September 30, 2020. In doing so, please discuss any known trends that may be impacting this measure with a view to understanding how and whether such trend may impact your ability to be profitable in the future. In addition, please disclose this trend in the summary.

Management's Discussion and Analysis
Results of Operations, page 115

7. We note you include a section on non-GAAP financial measures prior to discussing and analyzing your results of operations at the segment level. Please revise to discuss and analyze results by reportable segment for both revenue and allocated expenses prior to the section on non-GAAP financial measures so the non-GAAP measures are not more prominently presented. Refer to non-GAAP C&DI Question 102.10. Please also revise

segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. For example, we note from page F-51 that the mix of revenue in your Owned Sports Properties segment changed significantly between Events and Performance and Media Rights from 2018 to 2019.

8. You disclose on page 116 that direct operating expenses for the nine months ended September 30, 2020 decreased in part due to deferred media rights fees. Please disclose the expected impact from these and future deferrals, if any, on your results of operations, cash flows, and liquidity.

Non-GAAP Financial Measures
Adjusted EBITDA, page 121

9. We note your disclosure of the non-GAAP measures Adjusted EBITDA Margin on page 30 but your historical financial data does not present a margin percentage calculated in accordance with GAAP. Please balance your presentation of Adjusted EBITDA margin with a margin percentage for the most directly comparable GAAP measure here and elsewhere in the filing where Adjusted EBITDA margin is presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

COVID-19 related costs
Note 8, page 123

10. Your non-GAAP results include adjustments for "COVID-19 related costs". Please explain in detail how the amount of the adjustment directly related to COVID-19 was objectively determinable and why it could not be partially attributed to other market factors and conditions. In your response, tell us the components of the costs included in the adjustment and for each cost address the following:
   • how the adjustment directly attributable to COVID-19;
   • how the adjustment is incremental to normal operations; and
   • is the adjustment based on actual vs. hypothetical amounts?

Liquidity and Capital Resources
Cash Flows Overviews
September 30, 2020 Compared to September 30, 2019 , page 134

11. Please clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. References to results of operations, which are prepared on the accrual basis of accounting, noncash items and working capital items may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Your disclosure should discuss and quantify the factors that directly affected cash of operating activities for each and between comparative periods presented, and address the drivers underlying each factor cited. Refer to Section IV.B.1 of "Interpretation:

Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

<u>Concurrent Private Placements, page 231</u>

12.   We note under your concurrent private placements that the Company has the option to designate certain of your Private Placement Investors to purchase Class A common stock directly from certain of your existing investors that sign a joinder to the Subscription Agreement at a price per share of $24.00. Please clarify your disclosure as to whether those "existing investors" may include principal stockholders, directors or executive officers.

<u>Financial Statements, page F-1</u>

13.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

<u>Endeavor Operating Company,LLC, page F-5</u>

14.   You disclose that you will be treated as a taxable entity for income tax purposes after consummation of the offering. Please revise to present pro forma income taxes, net income and earnings per unit on the face of the historical statement of operations for each period presented as if income taxes had been computed for those periods. Include a note to the historical financial statements that provides the basis for this pro forma presentation.

      You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services